Exhibit 21.1

Computer Programs and Systems, Inc.
Subsidiary List

Subsidiary Name	State of Organization
TruBridge, LLC	Delaware
Evident, LLC	Delaware
Healthland Holding Inc.	Delaware
Healthland Inc.	Minnesota
American HealthTech, Inc.	Mississippi
Rycan Technologies, Inc.	Minnesota
iNetXperts, Corp. d/b/a Get Real Health	Maryland
TruCode LLC	Virginia
Healthcare Resource Group, Inc.	Washington